Exhibit 12.1

Susquehanna Bancshares, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,		For the Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Pre-tax Income from Operations	$84,647	$71,680	$97,763	$121,567	$112,438	$99,546	$89,104
Fixed Charges:
Interest on deposits	155,302	137,718	190,523	155,579	96,163	68,402	62,891
Other interest expense	71,728	38,996	59,731	50,442	48,612	39,339	36,123
Rent expense	3,294	2,252	3,225	2,624	2,564	2,376	1,979

Earnings to Fixed Charges Ratio:
Excluding interest on deposits	2.13	2.74	2.55	3.29	3.20	3.39	3.34
Including interest on deposits	1.37	1.40	1.39	1.58	1.76	1.90	1.88